Exhibit 99.1

PRESS RELEASE

All 24 Hours of Le Mans Race Cars to Use 100% Renewable

Fuel Produced by TotalEnergies

Le Mans, June 10, 2022 – For the first time in the endurance event’s history, the 62 race cars competing in the 90th 24 Hours of Le Mans (June 11-12, 2022) will be supplied with a 100% renewable fuel developed and produced by TotalEnergies: Excellium Racing 100. This zero-oil fuel will deliver a reduction in CO2 emissions of at least 65% over its lifecycle.

A World First for Automobile Racing

The 24 Hours of Le Mans, the third round of the FIA World Endurance Championship and an iconic motorsports event, will take place for the first time with a 100% renewable fuel. Excellium Racing 100 is a major milestone in the partnership between TotalEnergies and Automobile Club de l'Ouest (ACO), which is pursing an energy transition and environmental strategy that is aligned with TotalEnergies' ambition to get to net zero by 2050, together with society.

A Fuel Made from Agricultural Waste

More than 18 months of R&D were needed to develop this renewable fuel made from wine residues (grape marcs and lees). Excellium Racing 100 is a full-fledged racing fuel that meets all the requirements of the FIA, car manufacturers, drivers and the European directive on renewable energies (RED).

Developing Hydrogen Mobility

As the hydrogen partner to ACO and the “H24 Racing” team, TotalEnergies will also deploy this year a mobile hydrogen filling station at Le Mans to supply the “H24” hydrogen prototype that will take part in the Road to Le Mans support races. The project “H24 Racing”, developed jointly by Automobile Club de l'Ouest and electric-hydrogen specialist Green GT, aims to present an electric-hydrogen race car at the 24 Hours of Le Mans in 2025.

"As Automobile Club de l'Ouest's partner, TotalEnergies is proud to supply the competitors of the 90th 24 Hours of Le Mans with a 100% renewable fuel. It's a bit of a revolution for automobile racing and a tangible sign of TotalEnergies strategy to help its customers and partners get to net zero. Biofuels have an important role to play in moving the transportation industry forward by immediately reducing its CO2 emissions. More than ever, this most demanding of endurance races is a testbed for TotalEnergies and a showcase for motorsports as a whole. It's a privilege for me to officially start the race!" said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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